usbancorp
Investments, Inc.

Statement of Financial Condition

December 31, 2018

With Report of Independent Registered Public Accounting Firm.

The Company's audited Statement of Financial Condition as of December 31, 2018, pursuant to Rule 17a-5, is available for examination at the Company's office at U.S. Bancorp Investments, Inc., 60 Livingston Ave., St. Paul, MN 55107 or at the office of the Securities and Exchange Commission, Chicago, IL.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 35359

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2018___ AND ENDING ___12/31/2018___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **U.S. Bancorp Investments, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
17868
FIRM I.D. NO.

60 Livingston Avenue
(No. and Street)

Saint Paul	**Minnesota**	**55107**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jessica McIntosh   **(314) 418-8664**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

5 Times Square	**New York**	**New York**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)
Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, __Trudi M. Buckley__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __U.S. Bancorp Investments, Inc__ ,

of __December 31__ , 20 __18__ , are true and correct. I further swear (or affirm) that as neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__No exceptions__



LAURYN COOK
Notary Public - Notary Seal
State of Missouri, Saint Louis City
Commission Number 16251490
My Commission Expires Sep 14, 2020

_____
Notary Public

_____
Signature

_____
__CFO__
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

U.S. Bancorp Investments, Inc.

Statement of Financial Condition

December 31, 2018

Contents

Facing Page and Oath or Affirmation

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of U.S. Bancorp Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of U.S. Bancorp Investments, Inc. (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2003.
February 27, 2019

1

U.S. Bancorp Investments, Inc.

Statement of Financial Condition
(In Thousands, Except Share and Per Share Amounts)

December 31, 2018

Assets

Cash	$	84,197
Cash and securities segregated in compliance with federal regulations		322,677
Collateralized agreements:		
Securities borrowed		1,067,218
Securities purchased under agreements to resell		205,234
Receivables:		
Customers		41,703
Brokers, dealers, and clearing organizations		301,058
Affiliates		1,601
Securities owned, at fair value		1,351,956
Fixed assets, net of accumulated depreciation and amortization of $9,801		2,865
Goodwill and other intangible assets, net of accumulated amortization of $634		38,930
Other assets, net of allowance of $3,201		30,677
Total assets	$	3,448,116

Liabilities

Collateralized agreements:		
Securities sold under agreements to repurchase	$	612,839
Securities loaned		226,536
Payables:		
Customers		58,525
Brokers, dealers, and clearing organizations		211,728
Affiliates		1,758
Securities sold, but not yet purchased, at fair value		1,218,405
Accrued compensation and benefits		74,116
Other liabilities and accrued expenses		17,005
Total liabilities		2,420,912

Commitments, contingencies, and guarantees

Subordinated liabilities		500,000

Stockholder's equity

Common stock, $0.01 par value; 100,000 shares authorized,		
100,000 shares issued and outstanding		1
Additional paid-in capital		519,628
Retained earnings		7,575
Total stockholder's equity		527,204
Total liabilities, commitments, contingencies, guarantees, and stockholder's equity	$	3,448,116

See accompanying notes.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition
(Dollars in Thousands)

December 31, 2018

1. Organization

U.S. Bancorp Investments, Inc. (the "Company"), a wholly owned subsidiary of U.S. Bancorp ("the Parent"), is a broker-dealer that is registered with the Securities and Exchange Commission ("the SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides a broad range of services to customers including retail brokerage and investment advisory through its bank branch-based registered representatives and institutional brokerage services consisting of investment banking and securities trading.

In the ordinary course of business, the Company enters into transactions with the Parent and subsidiaries of the Parent. The Company's results might be significantly different if it operated as a stand-alone entity. Affiliated transactions are described in Note 16, "Subordinated Liabilities" and Note 17, "Transactions With Affiliates."

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of Statement of Financial Condition in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash

Cash includes cash held at U.S. Bank National Association ("USBNA"), an affiliate of the Company, that is not segregated and deposited for regulatory purposes.

Cash and Securities Segregated in Compliance With Federal Regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a registered broker-dealer carrying customer accounts, is subject to requirements related to maintaining cash in a special reserve bank account at a non-affiliate bank or qualified securities for the exclusive benefit of customers. Funds can be held in cash, securities purchased under agreements to resell, U.S. Treasury securities, and other qualified securities. During 2018, the Company used both cash and U.S. Treasury securities to support its Customer Reserve Formula.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased, including accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are executed. The counterparties to these agreements are typically major financial institutions that are primary dealers of U.S. government securities and corporate debt obligations. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed and loaned balances result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral in excess of the market value of the borrowed securities with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company in excess of the market value of the loaned securities. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

See Note 5, "Netting Arrangements for Certain Financial Instruments," and Note 6, "Collateralized Securities Transactions," for further information regarding collateralized securities transactions.

Receivables

No allowance has been established for customer or other broker-dealer receivables, as management believes these receivable amounts are fully collectible.

See Note 7, "Receivables From, and Payables To, Customers," and Note 8, "Receivables From and Payables To Brokers, Dealers, and Clearing Organizations," for further information regarding these receivables.

2. Summary of Significant Accounting Policies (continued)

Derivative Transactions

As part of the Company's bond underwriting activities, the Company may execute extended settlement trades (purchases and sales) to support the business requirements of its customers. Extended settlement trades are those that have settlement days beyond those customary for the respective transaction, typically because the customer prefers to lock in bond prices in advance of the desired bond issuance date. When the Company executes an extended settlement trade with a customer, it enters into offsetting extended settlement trades with investors, therefore economically hedging the market risk created by the extended settlement trades. Extended settlement trades are accounted for as derivatives carried at fair value on a trade-date basis, and are reported in the Statement of Financial Condition as receivables from, or payables to, brokers, dealers, and clearing organizations. During the year, the Company entered into several new extended settlement trades. At December 31, 2018, there were no material statement impacts from extended settlement trades outstanding.

Securities Owned and Securities Sold, but Not Yet Purchased

The Company's securities owned and securities sold, but not yet purchased, are recorded in the Statement of Financial Condition on a trade-date basis at fair value.

See Note 9, "Fair Value," for all securities at December 31, 2018.

Fixed Assets

Fixed assets are recorded at cost and include office equipment, computer software, and leasehold improvements. Depreciation of office equipment and computer software is recorded using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the shorter of the asset's estimated useful life or the life of the lease.

2. Summary of Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets

Goodwill is recorded on acquired businesses if the purchase price exceeds the fair value of the net assets acquired. Goodwill is no longer amortized but is subject, at a minimum, to annual tests for impairment. In certain situations, an interim impairment test may be required if events occur or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. At December 31, 2018, the gross carrying value of goodwill and related accumulated amortization amounted to $39,349 and $427, respectively. Determining the amount of goodwill impairment, if any, includes assessing the current implied fair value of the Company as if it were being acquired in a business combination and comparing it to the carrying amount of the goodwill. No impairment charges were taken during 2018.

Other intangible assets are recorded at their fair value upon completion of a business acquisition or certain other transactions, and generally represent the value of customer contracts or relationships. Other intangible assets are amortized over their estimated useful lives, using the straight-line method and are subject to impairment if events or circumstances indicate a possible inability, to realize the carrying amount. At December 31, 2018, the gross carrying value of other intangible assets and related accumulated amortization amounted to $215 and $207, respectively. Determining the amount of other intangible asset impairment, if any, includes assessing the present value of the estimated future cash flows associated with the intangible asset and comparing it to the carrying amount of the asset. No impairment charges were taken during 2018.

Other Assets

Included in other assets are cash advances to employees. These advances are made to revenue-producing employees in retail brokerage, typically in connection with their recruitment process, at management's discretion. These advances are based on continued employment and are amortized using the straight-line method over a two- or three-year vesting period.

As a condition of these cash advances, a recovery provision is included in the employment agreement, which requires the employee to pay back all or a portion of the advance to the Company if the employee terminates his or her employment within the vesting period set forth in the agreement.

2. Summary of Significant Accounting Policies (continued)

Some of the employees have terminated and have not yet repaid the amounts due to the Company under the recovery provisions. Upon termination, the Company transfers this balance to a separate account within other assets in the Statement of Financial Condition. The Company actively tries to collect the funds owed to it and establishes an allowance for doubtful accounts based on facts and circumstances, including any amounts greater than 90 days outstanding. The allowance is reviewed monthly by management to determine if any changes are necessary.

See Note 11, "Other Assets," for detail of other assets at December 31, 2018.

Income Taxes

The Company is included in the filing of a consolidated federal income tax return and unitary state tax returns with the Parent and its affiliates. The Company also files separate state income tax returns as applicable. The Company recognizes the current and deferred federal income tax consequences as if the Company were a separate tax payer. State current and deferred income tax are recognized pursuant to the Company's tax sharing agreement. Settlements of federal and state payments are made on a regular basis in line with a tax sharing agreement with the Parent and its affiliates. Deferred taxes that are recorded represent the differences between the financial reporting basis of assets and liabilities and the tax basis of such assets and liabilities.

Please see Note 13, "Income Taxes," for further information regarding income taxes.

Stock-Based Compensation

As part of its employee compensation programs, the Company's employees participate in the Parent's employee retirement savings plan, pension plan, stock-based compensation plan, and active and postretirement welfare plan. Pension and stock-based compensation charges are allocated to the Company by the Parent based on the Company's pro-rata use of these plans. All assets and liabilities of the plans are recorded by the Parent.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

In the ordinary course of business, the Company recognizes revenue derived from various revenue generating activities. The recognition and measurement of revenue activities is based on the assessment of individual contract terms to determine whether performance obligations are satisfied at a point in time or over time. Certain specific policies include the following:

Investment Banking – Investment banking revenues are recognized at the point in time when the services are provided. Investment banking revenues include gains, losses, and fees arising from securities offerings in which the Company acts as underwriter or agent, fees earned through the private placement of securities, financial structuring advisory services, and referral fees for equity security offerings. Private placement fees are recorded on the closing date, corporate bond sales concessions on the trade date, municipal sales concessions on the settlement date, and underwriting and management fees, including equity referral fees, at the time the underwriting is completed and the income is reasonably determinable. The Company recognizes only those fees and expenses related to its underwriting commitment. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded.

Commission Income – Commission income and related employee compensation are recognized at the point in time when services are provided and recorded on a trade-date basis. Trailer commission revenues are recognized over time, and are dependent on the customer maintaining their mutual fund asset position or annuity contract and the value of such position or contract. These revenues are estimated and accrued for at the point a significant reversal of revenue becomes remote. Trailer compensation is recorded on an accrual basis based on a percentage of revenue recorded.

The Company and its affiliates earn commission revenue through the sale of various third party insurance products. These products are offered to clients through the Company's financial advisor network and are reported by the Company and its affiliates according to an internal arrangement.

Investment Advisory Fees – Investment advisory fees consist of revenues calculated on customer assets that are collected in advance on a quarterly basis and recognized ratably over the quarter. This pattern of recognition is representative of delivery of these services over time to the customer. Related employee compensation is recognized ratably over the quarter.

2. Summary of Significant Accounting Policies (continued)

Interest Income and Expense – Interest income and expense are recorded on an accrual basis and primarily relate to the trading portfolio and collateralized securities transactions.

Trading Income – Gains and losses that arise from securities trading are recorded on a trade-date basis.

Account and Other Servicing Fees – Individual retirement account fees are recorded on an accrual basis and recognized over time as services are delivered to and utilized by the customer. Other account fees are recognized at the point in time when services are provided. Other account fees includes account inactivity, which are accrued, and termination, and transfer fees, which are recorded when the transaction occurs.

3. Accounting Changes and Recently Issued Accounting Standards

Revenue Recognition

Effective January 1, 2018, the Company adopted accounting guidance, issued by the Financial Accounting Standards Board ("FASB") in May 2014, clarifying the principles for recognizing revenue from certain contracts with customers. The guidance does not apply to revenue associated with financial instruments, such as loans and securities. The adoption of this guidance was not material to the Company's Statement of Financial Condition.

Accounting for Leases

Effective January 1, 2019, the Company adopted accounting guidance, issued by the FASB in February 2016, related to the accounting for leases. This guidance requires lessees to recognize all leases on the Statement of Financial Condition as lease assets and lease liabilities, based primarily on the present value of future lease payments. Lessor accounting is largely unchanged. The adoption of this guidance is not material to the Company's Statement of Financial Condition.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

3. Accounting Changes and Recently Issued Accounting Standards (continued)

Financial Instruments—Credit Losses

In June 2016, the FASB issued accounting guidance, effective for the Company no later than January 1, 2020, related to the impairment of financial instruments. This guidance changes existing impairment recognition to a model that is based on expected losses rather than incurred losses, which is intended to result in more timely recognition of credit losses. This guidance is also intended to reduce the complexity of current accounting guidance by decreasing the number of credit impairment models that entities use to account for debt instruments. A modified retrospective approach is required at adoption with a cumulative effect adjustment to retained earnings as of the adoption date. The Company is currently evaluating the impact of this guidance on its Statement of Financial Condition.

4. Cash and Cash Segregated in Compliance with Federal Regulations

The following table provides a reconciliation of cash and cash segregated in compliance with federal regulations within the Statement of Financial Condition:

Cash held at USBNA	$	84,197
Cash segregated in compliance with federal regulations		74,208
Total cash and cash segregated in compliance with federal regulations	$	158,405

See Note 9, "Fair Value," for securities segregated in compliance with federal regulations held in a safe keeping account at USBNA at December 31, 2018.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

5. Netting Arrangements for Certain Financial Instruments

The following table provides information on the Company's netting adjustments and items not offset in the Statement of Financial Condition but available for offset in the event of default at December 31, 2018:

	Gross Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments[a]	Collateral Received[b]	
Securities purchased under agreements to resell	$ 205,234	$ —	$ 205,234	$ (114,393)	$ (90,841)	$ —
Securities borrowed	1,067,218	—	1,067,218	—	(1,039,121)	28,097
Total	$ 1,272,452	$ —	$1,272,452	$ (114,393)	$(1,129,962)	$ 28,097

[a] For securities purchased under agreements to resell, this includes any securities sold under agreements to repurchase payables that could be offset in the event of counterparty default.

[b] Includes the fair value of securities received by the Company from the counterparty. These securities are not included in the Statement of Financial Condition but serve as collateral in the event the counterparty defaults.

	Gross Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments[a]	Collateral Pledged[b]	
Securities sold under agreements to repurchase	$ 612,839	$ —	$ 612,839	$ (114,393)	$ (498,446)	$ —
Securities loaned	226,536	—	226,536	—	(223,679)	2,857
Total	$ 839,375	$ —	$ 839,375	$ (114,393)	$ (722,125)	$ 2,857

[a] For securities sold under agreements to repurchase, this includes any securities purchased under agreements to resell receivables that could be offset in the event of counterparty default.

[b] Includes the fair value of securities pledged by the Company to the counterparty. These securities are included in the Statement of Financial Condition but serve as collateral in the event the Company defaults.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

6. Collateralized Securities Transactions

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company seeks to control this risk by monitoring the market value of collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities purchased under agreements to resell, securities borrowed, and margin agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2018, the fair market value of collateral received related to securities purchased under agreement to resell of $205,771, securities borrowed of $1,039,121, and client margin securities of $37,900 were available to the Company to utilize as collateral on various borrowings or for other purposes. Of the amounts previously described, the Company has transferred collateral of $1,229,477 to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

6. Collateralized Securities Transactions (continued)

The following table summarizes the maturities for securities sold under agreements to repurchase and securities loaned transactions by category of collateral pledged at December 31, 2018:

Collateral Pledged	Continuous
Securities sold under agreements to repurchase	
Corporate obligations	$ 479,398
U.S. Treasury	133,441
Total securities sold under agreements to repurchase	$ 612,839
Securities Loaned	
Corporate debt obligations	$ 226,536
Total securities loaned	$ 226,536

7. Receivables From, and Payables To, Customers

Amounts receivable from customers include:	
Margin receivables	$ 27,072
Securities transactions	14,181
Other	450
Total receivables	$ 41,703
Amounts payable to customers include:	
Customer credits	$ 40,701
Securities transactions	3,312
Other	14,512
Total payables	$ 58,525

Customer securities can be held as collateral for margin loan receivables. Such collateral is not reflected in the Statement of Financial Condition. Margin loan receivables earn interest at floating interest rates.

Securities transactions including accounts receivable from and payable to customers primarily consist of customer funds pending settlement of securities transactions and customer funds on deposit.

8. Receivables From and Payables To Brokers, Dealers, and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations include:

Settlement date adjustments	$	233,987
Deposits with clearing organizations		35,965
Investment banking receivables		24,153
Retail brokerage receivables		5,273
Securities failed to deliver		1,680
Total receivables	$	301,058

Payables to brokers, dealers, and clearing organizations include:

Settlement date adjustments	$	207,040
Investment banking payables		3,818
Securities failed to receive		666
Other payables		204
Total payables	$	211,728

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on the settlement date.

9. Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value.

This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 includes U.S. Treasury notes and bonds and exchange-traded equity securities.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

9. Fair Value (continued)

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for identical or similar instruments in markets that are not active; and valuation techniques for which significant assumptions are observable, and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company did not have any Level 3 assets or liabilities at December 31, 2018.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the valuation of the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Corporate debt obligations	$ –	$ 1,224,852	$ –	$ 1,224,852
U.S. government securities	108,386	–	–	108,386
Municipal securities	–	18,588	–	18,588
Corporate equities	130	–	–	130
U.S government securities segregated in compliance with federal regulations:	248,469	–	–	248,469
Total assets measured at fair value on a recurring basis	$ 356,985	$ 1,243,440	$ –	$ 1,600,425

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

9. Fair Value (continued)

	Level 1	Level 2	Level 3	Total
Liabilities				
Securities sold, but not yet purchased:				
Corporate debt obligations	$ –	$ 1,019,396	$ –	$ 1,019,396
U.S. government securities	199,009	–	–	199,009
Total liabilities measured at fair value on a recurring basis	$ 199,009	$ 1,019,396	$ –	$ 1,218,405

Securities borrowed/loaned, securities sold under agreements to repurchase/securities purchased under agreements to resell, receivable from/payable to brokers, dealers and clearing organizations, receivable from/payable to customers, receivable from/payable to affiliates, and other receivables are generally not accounted for at fair value but are short-term in nature and, accordingly, are carried at amounts that approximate fair value. These balances are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value and are categorized as Level 2 of the fair value hierarchy for disclosure purposes only.

10. Fixed Assets

At December 31, 2018, the Company's fixed assets were as follows:

Office equipment	$	9,613
Computer software		2,581
Leasehold improvements		472
Total fixed assets		12,666
Less: accumulated depreciation and amortization		9,801
Fixed assets, net	$	2,865

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

11. Other Assets

At December 31, 2018, the Company's other assets were as follows:

Accrued interest receivable	$	16,002
Deferred employee cash advances		5,973
Federal deferred tax asset		3,784
Prepaid expenses		3,438
State tax receivable		935
Other receivables, net of allowance of $3,201		545
Total other assets	$	30,677

12. Other Liabilities and Accrued Expenses

At December 31, 2018, the Company's other liabilities and accrued expenses were as follows:

Accrued interest payable	$	12,730
State deferred tax liability		2,203
Accounts payable		1,417
Federal tax payable		655
Total other liabilities and accrued expenses	$	17,005

13. Income Taxes

At December 31, 2018, the Company did not have any unrecognized tax positions.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

13. Income Taxes (continued)

The components of the Company's net deferred tax asset at December 31, 2018, were:

Deferred tax assets:		
Accrued compensation	$	12,273
Accrued expense		3,720
Gross deferred tax asset		15,993
Deferred tax liabilities:		
Goodwill and other intangible assets		(6,952)
Accrued pension and retirement benefits		(4,842)
State deferreds		(2,113)
Fixed assets		(448)
Other		(57)
Gross deferred tax liability		(14,412)
Net deferred tax asset	$	1,581

The Company did not recognize a valuation allowance against its deferred income tax assets at the beginning or end of 2018 as the Company believes it is more likely than not that there is an ability to realize its deferred income tax assets. In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. On an ongoing basis, the Company is subject to examinations by federal, state, local and foreign taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. Federal tax examinations for all years ending through December 31, 2010, and years ending December 31, 2013 and December 31, 2014 are completed and resolved. The Company's tax returns for the years ended December 31, 2011, 2012, 2015, and 2016 are under examination by the Internal Revenue Service. The years open to examination by state and local government authorities vary by jurisdiction.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

14. Borrowings

The Company has a $250,000 secured borrowing facility with USBNA to be used for discretionary working capital purposes. At December 31, 2018, the Company had no outstanding borrowings on this facility. The rate of interest for this facility is quoted at the time of borrowing at USBNA's discretion.

The Company also has a $300,000 secured promissory facility with USBNA to be used as support for intra-day cash settlements of security underwritings. At December 31, 2018, the Company had no outstanding borrowings on this facility. The rate of interest for this facility is quoted at the time of borrowing at USBNA's discretion.

In addition, the Company has a $2,000,000 unsecured promissory facility with the Parent to be used for discretionary working capital purposes. At December 31, 2018, the Company had no outstanding borrowings on this facility. The rate of interest for this facility is quoted at the time of borrowing and is at the Parent's discretion.

15. Contingencies, Commitments, and Risks

Legal Contingencies

The Company is involved in various pending and potential lawsuits, arbitration proceedings, and regulatory inquiries related to its securities and investment banking business. Also, the Company is periodically involved in investigations and proceedings by governmental agencies and self-regulatory organizations. Management of the Company believes, based on its current knowledge and consultation with counsel, that the resolution of any various lawsuits, arbitration, claims, and regulatory inquiries will have no material adverse effect on the Statement of Financial Condition. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential losses, if any, that may result from these matters. The Company has established reserves as needed for potential losses that are probable and can be reasonably estimated.

15. Contingencies, Commitments, and Risks (continued)

Other Commitments

In the normal course of business, the Company indemnifies and provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is carried in the Statement of Financial Condition for these transactions.

Concentration of Credit Risk

The Company provides investment, financing, and related services to a diverse group of customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly affected by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and/or market conditions. At December 31, 2018, the Company believes there was no over-concentration of credit risk related to its collateralized securities transactions.

Financial Instruments With Off-Balance Sheet Risk

Securities sold, but not yet purchased represent obligations of the Company to deliver specified securities at the contracted price and, thereby, create a liability to repurchase such securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's satisfaction of the obligations may exceed the amount recognized in the Statement of Financial Condition.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

16. Subordinated Liabilities

The borrowings under subordination agreements at December 31, 2018, are as follows:

Subordinated note, due November 2, 2019	$	500,000
Total subordinated liabilities	$	500,000

The subordinated liabilities are with the Parent and are available in computing net capital under the Uniform Net Capital Rule of the SEC ("SEC Rule 15c3-1"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The fixed rate of interest for this facility is 1.68 percent per year. It is the Company's intention to renew the subordinated note due on November 2, 2019.

17. Transactions With Affiliates

In the ordinary course of business, the Company enters into transactions with the Parent and affiliates. Obligations arising thereunder can be either recorded directly as incurred or allocated to the Company from the Parent based upon a master services agreement.

At December 31, 2018, the Company had prepaid annual insurance premiums to affiliates of $502.

At December 31, 2018, the Company owned or sold short public securities issued by affiliates as follows:

Securities owned, at fair value	$	34,210
Securities sold, but not yet purchased, at fair value		51,373

In addition, the Company borrowed securities issued by affiliates from third parties of $54,826.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

18. Employee Benefits and Stock-Based Compensation

Employee Retirement Savings Plan

Substantially all of the Company's employees are eligible to participate in the defined contribution retirement savings plan, sponsored by the Parent. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives. Employee contributions are 100 percent matched by the Parent, up to four percent of each employee's eligible annual compensation. The Parent's matching contribution vests immediately and is invested in the same manner as each employee's future contribution elections. The Company reimburses USBNA for the employee retirement savings plan.

Pension Plan

Substantially all of the Company's employees are eligible to participate in the U.S. Bank Pension Plan, a tax qualified noncontributory defined benefit pension plan sponsored by the Parent. Plan participants receive annual cash balance pay credits based on eligible pay multiplied by a percentage determined by their age and years of service. Participants also receive an annual interest credit. Employees become vested upon completing three years of vesting service. For participants in the plan before 2010 that elected to stay under their existing formula, pension benefits are provided to eligible employees based on years of service, multiplied by a percentage of their final average pay. In addition to the funded qualified pension plan, the Parent maintains a non-qualified plan that is unfunded and provides benefits to certain employees. The Company reimburses USBNA for the pension plan.

Active and Postretirement Welfare Plan

In addition, the Parent provides health care and death benefits to certain eligible active employees of the Company. The Parent also provides health care and death benefits to certain former employees who retired prior to January 1, 2014. Employees retiring after December 31, 2013 are not eligible for retiree health care benefits. The Company reimburses USBNA for the active welfare plan and receives payment for the postretirement welfare plan.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

18. Employee Benefits and Stock-Based Compensation (continued)

Stock-Based Compensation

The Company's employees participate in the Parent's stock-based compensation and long-term incentive cash plan. Stock-based compensation expense is based on the estimated fair value of the award at the date of the grant or modification. The plan provides for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant, or shares of common stock or stock units that are subject to restriction on transfer prior to vesting. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Company reimburses USBNA for stock-based and long-term incentive cash compensation, and the Company shares in the tax benefits resulting from stock option exercises at USBNA.

19. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer and a member firm of FINRA, the Company is subject to SEC Rule 15c3-1. The Company has elected to use the alternative method permitted by SEC Rule 15c3-1, which requires that it maintain minimum net capital of the greater of $250, which is based on the type of business conducted by the broker-dealer, or 2 percent of aggregate debit balances arising from customer transactions. FINRA may prohibit a member firm from expanding its business or paying dividends if the resulting net capital would be less than 5 percent of aggregate debit balances. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2018, net capital under SEC Rule 15c3-1 was $525,782 or 2,364 percent of aggregate debit balances and $525,337 in excess of the minimum required net capital.

20. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2018. Based on this evaluation, the Company has determined that no events have occurred that were required to be recognized or disclosed in the Statement of Financial Condition.